FORM 3

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
               INITIAL STATEMENT OF                |_____________________|
        BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
 ____________________________________________________________________________
   1. Name and Address of Reporting Person
      First USA, Inc.
 ____________________________________________________________________________
     (Last)                      (First)                    (Middle)
     1601 Elm Street, 47th Floor
 ____________________________________________________________________________
                                (Street)
       Dallas,                  Texas                         75201
 ____________________________________________________________________________
     (City)                      (State)                      (Zip)

 ____________________________________________________________________________
   2. Date of Event Requiring Statement (Month/Day/Year)
      January 19, 1997
  ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      75-2291060
  ____________________________________________________________________________
   4. Issuer Name and Ticker or Trading Symbol
      Banc One Corporation  ONE
   ___________________________________________________________________________
   5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
      (  ) DIRECTOR
      (x) 10% OWNER
      (  ) OFFICER (GIVE TITLE BELOW)
      (  ) OTHER (SPECIFY TITLE BELOW)
           Becoming Beneficial Owner
   ___________________________________________________________________________
   6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

   ____________________________________________________________________________
   7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
      _X_FORM FILED BY ONE REPORTING PERSON
      ___FORM FILED BY MORE THAN ONE REPORTING PERSON

   ============================================================================
   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
   ____________________________________________________________________________
   |1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
   |   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
   |                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
   |                    |   OWNED       |   OR INDIRECT|                       |
   |                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
   |                    |               |   5)         |                       |
   |____________________|_______________|______________|_______________________|

   [TYPE ENTRIES HERE]
   None

   ============================================================================
   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 4)
     Option to purchase common stock, without par value, of Banc One Corporation
   ____________________________________________________________________________
   2. Date Exercisable and Expiration Date (Month/Day/Year)
            (1)                                        (1)
       Date Exercisable                          Expiration Date
   ____________________________________________________________________________
   3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
      Common Stock, without par value, of       85,025,391
      Banc One Corporation                     _______________________________
      _________________________________          Amount of Number of Shares
                Title
   ____________________________________________________________________________
   4. Conversion or Exercise Price of Derivative Security
      $45.125 (1)
   ____________________________________________________________________________
   5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)
      D
   ____________________________________________________________________________
   6. Nature of Indirect Beneficial Ownership (Instr. 5)

   ============================================================================

 EXPLANATION OF RESPONSES:

   (1)  See attachment 1 hereto.

 FIRST USA, INC.
-----------------

By:  /s/ Philip E. Taken                               January 29, 1997
    Name:  Philip E. Taken                        ______________________
    Title: Senior Vice President and                   DATE
             General Counsel
 **  SIGNATURE OF REPORTING PERSON


   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
     SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB NUMBER.
 =============================================================================



                                 Attachment 1

               On January 19, 1997, First USA, Inc., a Delaware corporation ("First USA"), and Banc One Corporation, an Ohio corporation ("Banc One"), entered into an Agreement and Plan of Merger (the "Merger Agreement") and a Stock Option Agreement (the "Stock Option Agreement"). The Merger Agreement provides, subject to the terms and conditions thereof, for the merger of First USA into Banc One (the "Merger"), with Banc One as the surviving corporation.

               Pursuant to the Stock Option Agreement, Banc One granted First USA the option (the "Option") to purchase up to 85,025,391 shares of Banc One common stock, without par value (the "Banc One Common Stock"), at a price of $45.125 per share. The Option will become exercisable in whole or in part at any time prior to its expiration if
          (i) Banc One or any of its subsidiaries, without the prior written consent of First USA, enters into an agreement with any person (other than First USA or any of its subsidiaries) to effect any of the following transactions, (each an "Acquisition Transaction") and such Acquisition Transaction shall have occurred: (a) a merger, consolidation or similar transaction involving Banc One or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) (other than mergers or consolidations or similar transactions involving only
          Banc One and one or more of its subsidiaries or involving only any two or more of such subsidiaries); (b) a purchase, lease or other acquisition of all or a substantial portion of the assets of Banc One or any of its Significant Subsidiaries; (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing
          20% or more of the voting power of Banc One or any of its subsidiaries; or (d) any substantially similar transaction, or (ii) any person (other than First USA) shall have acquired beneficial ownership of 20% or more of the outstanding shares of Banc One Common Stock.

               The Option terminates upon the earliest of (i) the effective time of the Merger, (ii) upon the termination of the Merger Agreement under certain circumstances or (iii) otherwise, 12 months after termination of the Merger Agreement subject, under certain circumstances, to extension for an additional six months.